Exhibit 99.1

Vermilion Energy Inc. Announces Appointment of a New Board Member

CALGARY, AB, June 1, 2022 /CNW/ - Vermilion Energy Inc. ("Vermilion", "We", "Our", "Us" or the "Company") (TSX: VET) (NYSE: VET) is pleased to announce the appointment of Mr. Myron Stadnyk to our Board of Directors.

Mr. Stadnyk brings over 35 years of business and industry knowledge, with extensive experience in senior leadership, cost management, operational effectiveness, governance, health, safety, and environment. He most recently served as the President and Chief Executive Officer of ARC Resources Ltd. where he led ARC's transformation from a royalty trust to a top-tier Montney producer demonstrating outstanding strategic leadership. Prior to ARC, Mr. Stadnyk worked at a major oil and gas company in both domestic and international operations.

He currently serves as a member of the Board of Directors for Crescent Point Energy Corp., Prairie Sky Royalty Ltd. and the University of Saskatchewan Engineering Trust.

Mr. Stadnyk holds a Bachelor of Science in Mechanical Engineering from the University of Saskatchewan and is a graduate of the Harvard Business School Advanced Management Program. He is a member of the Association of Professional Engineers and Geoscientists of Alberta and served as a Governor for the Canadian Association of Petroleum Producers for over 10 years.

We are excited to welcome Mr. Stadnyk to our Board of Directors, and look forward to his diverse skills, perspectives and expertise contributing to the ongoing success of Vermilion.

About Vermilion

Vermilion is an international energy producer that seeks to create value through the acquisition, exploration, development and optimization of producing assets in North America, Europe and Australia. Our business model emphasizes free cash flow generation and returning capital to investors when economically warranted, augmented by value-adding acquisitions. Vermilion's operations are focused on the exploitation of light oil and liquids-rich natural gas conventional resource plays in North America and the exploration and development of conventional natural gas and oil opportunities in Europe and Australia.

Vermilion's priorities are health and safety, the environment, and profitability, in that order. Nothing is more important to us than the safety of the public and those who work with us, and the protection of our natural surroundings. We have been recognized by leading ESG rating agencies for our transparency on and management of key environmental, social and governance issues. In addition, we emphasize strategic community investment in each of our operating areas.

Employees and directors hold approximately 4% of our outstanding shares and are committed to delivering long-term value for all stakeholders. Vermilion trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbol VET.

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SOURCE Vermilion Energy Inc.

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%CIK: 0001293135

For further information: Dion Hatcher, President; Lars Glemser, Vice President & CFO; and/or Kyle Preston, Vice President, Investor Relations, TEL (403) 269-4884 | IR TOLL FREE 1-866-895-8101 | investor_relations@vermilionenergy.com | www.vermilionenergy.com

CO: Vermilion Energy Inc.

CNW 18:57e 01-JUN-22